March 2, 2020

Adam Green
Chief Executive Officer
Smart Decision, Inc.
1825 Corporate Boulevard NW, Suite 110
Boca Raton, FL 33431

       Re: Smart Decision, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 4
           Filed February 20, 2020
           File No. 024-10822

Dear Mr. Green:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A

Summary, page 2

1. Please disclose in the summary that you are still developing an algorithm for CBD products and that you have not generated any revenue. Briefly discuss how you intend to generate revenues but that there can be no assurance you will ever develop a marketable product or generate revenues.
General

2. We note section 16 of your bylaws contains a mandatory arbitration provision. Please revise your offering statement to:

           Describe the mandatory arbitration provision, including how it will impact your investors, identifying the relevant forum for arbitration and clarifying whether or
 Adam Green
Smart Decision, Inc.
March 2, 2020
Page 2
              not arbitration is the exclusive means of resolving disputes between the company and its shareholders;

              Describe any questions as to enforceability of each such provision under federal and state law;

              Clarify whether this provision applies to claims under the federal securities laws and to claims other than in connection with this offering; and

              Clarify whether purchasers of interests in a secondary transaction would be subject to mandatory arbitration.

         To the extent the provision applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
3. Section 15 of your bylaws identifies Wyoming as the exclusive forum for adjudication of disputes. Please revise your offering statement to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
       Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
       Securities Act or the rules and regulations thereunder. If the provision applies to Securities
       Act claims, please also revise your offering statement to clarify the relevant forum and to include related risk factor disclosure, and to state that there is uncertainty as to whether a
FirstName LastNameAdam such provision and that investors cannot waive compliance with the court would enforce Green
Comapany NameSmart Decision, the rules and regulations thereunder.
       federal securities laws and Inc.
March Please provide the financial statements required by Part F/S of Form 1-A.
4.     2, 2020 Page 2
FirstName LastName
 Adam Green
FirstName LastNameAdam Green
Smart Decision, Inc.
Comapany NameSmart Decision, Inc.
March 2, 2020
March 2, 2020 Page 3
Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Staff Attorney at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Brian Higley, Esq.